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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ILLUMINA, INC.
(Name of Subject Company)

CKH ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.01 Per Share
(including the associated preferred stock purchase rights)

(Title of Class of Securities)

452327109
 (Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-4111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$6,579,204,583	$753,976.85

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all 121,439,286 shares of common stock of Illumina, Inc. outstanding as of October 15, 2011, all 10,420,000 shares of common stock of Illumina subject to issuance pursuant to options outstanding as of October 2, 2011, all 3,124,000 shares of common stock of Illumina subject to issuance pursuant to outstanding restricted stock units as of October 2, 2011 and approximately 12,864,000 shares of common stock of Illumina subject to issuance upon conversion of Illumina's outstanding convertible notes. The number of outstanding shares, options, and restricted stock units is contained in Illumina's Quarterly Report on Form 10-Q for the quarter ended October 2, 2011. The numbers of shares subject to issuance upon conversion of Illumina's outstanding convertible notes is based on filings by Illumina with the Securities and Exchange Commission.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .00011460.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

Items 1 through 9, and Item 11.

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by CKH Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland, to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the "Shares") of Illumina, Inc., a Delaware corporation, at $44.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2012 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

        Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated January 27, 2012.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement dated January 27, 2012.
(a)(5)(i)	Press Release issued by Roche Holding Ltd dated January 27, 2012.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2012
CKH ACQUISITION CORPORATION
	By:	/s/ BRUCE RESNICK
Name: Bruce Resnick Title: President
ROCHE HOLDING LTD
	By:	/s/ GOTTLIEB KELLER
Name: Dr. Gottlieb Keller Title: Authorized Signatory
	By:	/s/ BEAT KRAEHENMANN
Name: Dr. Beat Kraehenmann Title: Authorized Signatory

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated January 27, 2012.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement dated January 27, 2012.
(a)(5)(i)	Press Release issued by Roche Holding Ltd dated January 27, 2012.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURES
EXHIBIT INDEX